Exhibit (a)(5)(L)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SAM BERLINBERG, on behalf of himself and all others similarly situated,	) ) )
)
Plaintiff,	) Civil Action No.: 6398- VCP
)
vs.	) )
BRONCO DRILLING COMPANY, INC.,	)
CHESAPEAKE ENERGY CORPORATION,	)
NOMAC ACQUISITION, INC., D.	)
FRANK HARRISON, RICHARD B. HEFNER,	)
DAVID W. HOUSE, WILLIAM R. SNIPES and	)
GARY C. HILL,	)
Defendants.	)
)
)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff, Sam Berlinberg, by his undersigned attorneys, for his Verified Amended Class Action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of Bronco Drilling Company, Inc., (“Bronco” or the “Company”) against Bronco, the directors of Bronco, Chesapeake Energy Corporation and its indirect wholly owned subsidiary, Nomac Acquisition, Inc., (“Merger Sub”) (collectively, “Chesapeake”) arising out of their agreement to sell Bronco to Chesapeake. In pursuing the proposed transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. On April 14, 2011, Bronco entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Chesapeake will acquire all of Bronco’s outstanding shares of common stock and debt, pursuant to a tender offer (“Tender Offer”) for approximately $315 million, after which Bronco will merge into a Chesapeake-controlled entity. The proposed transaction has been approved by Bronco’s Board of Directors (the “Board”). Under the terms of the proposed transaction, Bronco stockholders will receive $11.00 in cash for each share of Bronco common stock (the “Offer Price”).

3. The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco has unanimously recommended that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

4. On April 26, 2011, Chesapeake commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). Bronco also filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC (“14D-9” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire on May 23, 2011, unless it is extended. Following the Tender Offer, Chesapeake will then acquire any Bronco shares not purchased in the Tender Offer in a second step merger (collectively the Tender Offer and the second step merger are referred to as the “Proposed Transaction.”).

5. According to analysts, Bronco has benefited from rising oil prices and from its strategy of selling off rigs that use older technology, reducing debt and readying new rigs with more modern design. While Bronco’s stock price suffered in late 2008 and 2009 along with the rest of the economy, it increased from $3.40 per share on July 2, 2010 to a high of $11.63 per share on March 31, 2011, representing an increase of 242%. Two weeks later, defendants agreed to sell the Company for just $11.00 per share. The Proposed Transaction offers Bronco shareholders a mere 6% premium to Bronco’s closing price on the last trading day prior to the acquisition announcement. Analysts have set a target price for Bronco shares as high as $13.50. Notably, one analyst at Houston-based investment bank Simmons and Co. described the premium as “paltry.”

6. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Bronco to Chesapeake on terms preferential to Chesapeake, but detrimental to plaintiff and the other public stockholders of Bronco. Plaintiff seeks to enjoin the Proposed Transaction.

7. The Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully informed decision on whether to tender their shares in support of the Proposed Transaction.

8. The Board further breached its fiduciary duties by agreeing to a number of deal protection devices that keep out competing bidders who may have offered more value to the Company’s shareholders. Specifically, the Merger Agreement includes:

a. a “no shop” provision that precludes the Board from attempting to maximize shareholder value by soliciting or negotiating with any other potential acquirer and requires that the Board cease all such existing communications and negotiations;

b. an “information rights” provision that requires the Board to give full information about competing acquisition proposals to Chesapeake (including the identity of the suitor and the terms and conditions of any competing offer) within 24 hours of their receipt;

c. a “matching rights” provision that allows Chesapeake five business days to match any competing proposal once they receive the relevant information; and

d. a “termination fee” provision whereby the Board agreed that Bronco would pay Chesapeake $13 million in the event the Company receives a higher offer for the Company, despite the no shop provision.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

10. Plaintiff is and has been, at all times relevant hereto, a Bronco shareholder.

11. Bronco is a Delaware corporation and maintains its principal executive offices at 16217 North May Avenue, Edmond, Oklahoma. The Company’s securities trade on the NASDAQ under the symbol “BRNC.” Bronco provides contract land drilling and workover services to the oil and natural gas exploration and production companies in the United States.

12. Defendant Chesapeake Energy Corporation is an Oklahoma corporation and maintains its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma. Chesapeake Energy Corporation, together with its subsidiaries, produces natural gas in the United States. Chesapeake is the second largest producer of natural gas, a Top 20 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. Chesapeake focuses on discovering, acquiring, and developing conventional and unconventional natural gas reserves onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Marcellus and Bossier natural gas shale play and in the Eagle Ford, Granite Wash, Cleveland, Tonkawa, Mississippian, Wolfcamp, Bone Spring, Avalon, and Niobrara unconventional liquid plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets. As of December 31, 2010, the company owned interests in approximately 46,000 natural gas and oil wells that are currently producing approximately 3.0 billion cubic feet of natural gas equivalent (bcfe) per day, 87% of which is natural gas.

13. Defendant Nomac Acquisition, Inc. (“Merger Sub”) is a Delaware corporation and an indirect wholly-owned subsidiary of Chesapeake Energy Corporation.

14. Defendant D. Frank Harrison (“Harrison”) has served as the Company’s Chairman of the Board since 2007 and has served as Chief Executive Officer and a director of the Company since May 2005.

15. Defendant Richard B. Hefner (“Hefner”) has served as a director of the Company since December 2010 and is a member of the Audit Committee and the Nominating Committee and Corporate Governance Committee.

16. Defendant David W. House (“House”) has served as a director of the company since September 2008 and is Chairman of the Audit Committee and a member of the Compensation Committee.

17. Defendant William R. Snipes (“Snipes”) has served as a director of the company since February 2006 and is Chairman of the Compensation Committee and a member of the Audit Committee and the Nominating and Corporate Governance Committee.

18. Defendant Gary C. Hill (“Hill”) has served as a director of the company since August 2006 and is Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.

19. Defendants Harrison, Hefner, House, Snipes, and Hill are sometimes collectively referred to herein as the “Individual Defendants.”

20. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

21. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Bronco and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

22. By virtue of their positions as directors and/or officers of Bronco, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Bronco to engage in the practices complained of herein.

23. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Bronco, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Bronco common stock. (the “Class”).

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on his own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Bronco stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, Bronco has approximately 28,800,059 shares of common stock outstanding likely owned by thousands of shareholders, excluding defendants.

28. There are questions of law and fact that are common to the Class, including, inter alia, the following:

(a) Whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of Bronco;

(c) Whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, candor and fair dealing;

(d) Whether the Offer Price is unfair and inadequate;

(e) Whether Chesapeake and its affiliates have aided and abetted breaches of fiduciary duties by the Individual Defendants; and

(f) Whether plaintiff and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated.

29. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

I.	Background

33. Bronco, founded in 2001 and headquartered in Edmond, Oklahoma, provides contract land drilling services to oil and gas exploration and production companies throughout the United States. It also provides well services, including maintenance, new well completion, and plugging and abandonment services, as well as engages in the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and gas. The Company operates drilling rigs in Oklahoma, Texas, Pennsylvania, West Virginia, North Dakota, Utah, and Louisiana. As of February 28, 2010, it owned a fleet of 37 marketed land drilling rigs and 61 work over rigs, as well as 60 trucks used to transport its rigs. The Company markets its drilling and workover rigs through employee marketing representatives.

34. The long term prospects for Bronco’s products and finances are good. Despite the recent economic downturn throughout the United States, the Company has improved its revenues and net earnings.

35. On November 4, 2010, the Company released its 2010 fiscal third quarter financial results and highlighted increased revenues of $34.8 million compared to $29.9 million for the second quarter of 2010 and $15.8 million for the third quarter of 2009.

36. Similarly, on March 4, 2011, the Company issued a press release announcing its 2010 fiscal fourth quarter financial results and again highlighted its long term prospects. The March 4, 2011, press release, in pertinent part, stated:

Bronco Drilling Company, Inc. Announces Fourth Quarter and Fiscal Year 2010 Results

OKLAHOMA CITY, Mar 04, 2011 (BUSINESS WIRE) –

Bronco Drilling Company, Inc., (Nasdaq/GS: BRNC), announced today financial and operational results for the three months and twelve months ended December 31, 2010.

Revenues for the fourth quarter of 2010 were $37.3 million compared to $34.8 million for the third quarter of 2010 and $15.9 million for the fourth quarter of 2009.

“I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile,” said Frank Harrison, Chairman and CEO of Bronco Drilling Company, Inc.

II.	The Proposed Transaction

37. Just as shareholders were looking forward to reaping the profits of the Company’s strategies, Bronco issued a press release on April 15, 2011, announcing the Proposed Transaction. The press release, in pertinent part, stated:

CHESAPEAKE ENERGY CORPORATION TO ACQUIRE

BRONCO DRILLING COMPANY, INC.

Bronco’s Shareholders to Receive $11.00 Per Share in Cash

Chesapeake Will Add 22 Drilling Rigs to Assist in Ramp-up of

Company’s Liquids-Focused Drilling Programs

OKLAHOMA CITY, OKLAHOMA, APRIL 15, 2011– Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly-owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

Aubrey K. McClendon, Chesapeake’s CEO, stated, “We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

38. The timing of the Proposed Transaction has been engineered to cap the recent increase in the trading price of Bronco’s shares and if the Proposed Transaction is consummated will likely result in Bronco’s shareholders being cashed out of their interest in the Company at below the Company’s true value. The Offer Price reflects an inadequate premium to the trading price of the Company’s common stock given that Bronco has promising revenue growth. Indeed, the Proposed Transaction consideration represents a mere 6% premium to Bronco’s closing price on the last trading day prior to the acquisition announcement. Further, according to Thomson/First Call, at least one analyst following the Company has set a price target of $13.50 per share for the Company. In fact, since June 29, 2010, Bronco’s stock price had performed better than any of its 14 industry peers, according to data compiled by Bloomberg. Further, Chesapeake announced following entering into the Merger Agreement, that “the acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig” further demonstrating the inadequate Offer Price.

39. In addition to the foregoing, it is expected that certain members of the Company’s Board, as yet unidentified, secured ongoing Board positions with Chesapeake. Thus these directors will get the best of both worlds – cashing out illiquid, under-the-water equity interests and keeping their jobs. Shareholders will not receive anything similar in the way of material benefits. Further, the Merger Agreement also provides that, upon payment for shares representing at least a majority of the total number of outstanding shares of the Company’s common stock on a fully diluted basis, Merger Sub will be entitled to designate a number of directors to the Board of Directors of the Company.

40. Having apparently failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the Company has been improperly valued and shareholders will not likely receive adequate or fair value for their Bronco common stock in the Proposed Transaction.

III.	The Board Locked Up the Deal in Violation of its Fiduciary Duties

41. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids. Due to the Individual Defendants’ eagerness to enter into a transaction with Chesapeake, they failed to implement a process to obtain the maximum price for Bronco.

42. By way of example, § 4.2 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from initiating, soliciting or taking any other action designed to result in the making, submission or announcement of, any proposal or offer that attempts to procure a price in excess of the Offer Price. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

43. In addition, pursuant to §4.2 of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Chesapeake of the bidder’s offer within twenty-four (24) hours from receiving the alternative proposal. Thereafter, should the Board determine that the unsolicited offer is superior, Chesapeake is granted five business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a superior proposal. Chesapeake is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.

44. In other words, the Merger Agreement gives Chesapeake access to any rival bidder’s information and allows Chesapeake a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly ensures that any “auction” will favor Chesapeake and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.

45. Moreover, pursuant to §§ 7.01 and 5.05 of the Merger Agreement, the Company has agreed to pay an unreasonable termination fee of up to $13 million payable to Chesapeake in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer. The Merger Agreement provides a “tail” period of twelve months (12) which will trigger the termination fee in the event the Company were to enter into an alternative transaction proposal within that period of time.

46. Further in an attempt to “lock-up” the Proposed Transaction the Company has granted an irrevocable “Top-Up Option” to Chesapeake allowing it to purchase additional Company shares needed to affect a Short-Form Merger. The Top-Up Option allows Chesapeake to acquire up to 90% plus one share of Company common stock and pursue a short form merger under 8 Del. C. §253, without a shareholder vote and without any requirement of establishing the entire fairness of the Proposed Transaction. The Merger Agreement grants Chesapeake an open- ended irrevocable stock option for all remaining authorized shares that Chesapeake may exercise whenever it chooses.

IV.	Insiders Stand to Receive Substantial Benefits from the Proposed Transaction

47. In addition, the Proposed Transaction was pushed through at the behest of the Company’s largest shareholders, Third Avenue Management LLC (“Third Avenue”), on behalf of its investment advisory clients, and Immobilaria Carso, S.A. de C.V. (“Immobilaria”) and Carso Infreestructura y Construccion, S.A.B. de C.V. (“Carso”), who were seeking to lock in recent gains and sell their large and illiquid blocks of Bronco shares. This interest is not shared by and, indeed is at odds with, the interests of the rest of the Company’s public shareholders.

Third Avenue and Immobilaria own a combined 32% of the Company and have entered into agreements binding them to tender all their shares into the Chesapeake offer. Moreover, Immobilaria, which is controlled by Mexican billionaire Carlos Slim, also owns 5.44 million warrants to buy Bronco shares at just $7 per share, which could boost Immobilaria’s stake to at least 20% before the Proposed Transaction closes. Third Avenue already owns nearly 20% of the Company. Thus, Third Avenue and Immobilaria could control nearly 40% of the Company’s outstanding shares by the time a stockholder vote on the Proposed Transaction takes place. These voting agreements, along with the combined 5.46% ownership interest of Company insiders, render the Proposed Transaction a virtual fait accompli, absent judicial intervention.

48. The Company’s insiders also pushed through the Proposed Transaction in an attempt to lock in their gains. For example, defendant Harrison, Bronco’s Chairman and CEO, sold more than 77,000 shares between February 25, 2011 and March 25, 2011, after an award of nearly 106,000 restricted shares in January. Executive Vice President Zachary Graves sold 127,000 shares since January 12, 2011, after an award of 103,000 restricted shares in January. Through the Proposed Transaction, these Company insiders are attempting to complete their personal stock sale and achieve immediate vesting of otherwise long-term illiquid restricted shares. Additionally, management stands to gain extremely lucrative “change of control” premiums” just for negotiating the Proposed Transaction and selling out the Company’s public shareholders. Harrison is set to receive at least a $2.85 million windfall in change of control benefits. This amount exists in addition to the approximate $3.2 million that Harrison will receive for his illiquid block of shares and stock options in Bronco for a total of over $6 million. These benefits of “change of control” payments and immediate vesting of restricted shares are not shared by the Company’s non-insider public stockholders.

V.	Defendants Breached Their Fiduciary Duties by Filing Materially False and Misleading Disclosure Documents

49. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, the defendants have failed to provide the Company’s shareholders with that information.

50. On April 26, 2011, the Company and Chesapeake filed the 14D-9 and TO Statement with the SEC. However, the Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

A.	The Disclosure Documents Fail to Adequately Describe the Process That Resulted in the Proposed Transaction

51. For instance, in the Background of the Offer section of the 14D-9 at page 8, paragraph one states in part:

On October 27, 2010, a representative of Jeffries & Company, Inc. (“Jeffries”) contacted Zachary M. Graves, Bronco’s Executive Vice President of Operations, and suggested that Chesapeake was interested in growing its service assets as part of its ongoing vertical integration strategy and to meet drilling commitments and growth targets. In the event that Chesapeake was interested in acquiring Bronco, Mr. Graves and the representative of Jeffries discussed that it might result in a superior offer than could be obtained from another service company or financial buyer.

52. Further disclosure is required regarding whether Jeffries was representing Chesapeake at this time and what objective evidence was discussed to support the discussion that an offer from Chesapeake might result in a superior offer than could be obtained from another buyer. This information would be material to a reasonable shareholder to determine why Jeffries was “selling” Chesapeake as a viable acquirer and what basis existed at that time to do so.

53. In the Background of the Offer section at page 8, paragraph two states in part that “On October 29, 2010, a representative of Company A called Mr. Harrison to express interest in a potential business combination with Bronco.” Further disclosures are required to indicate whether the “potential business combination” contemplated Bronco as the target. Also, disclosures are required to decide whether Bronco received any calls from any other potential suitor in close proximity to the call from Jeffries concerning Chesapeake just two days earlier, on October 27th. This information would be material to a reasonable shareholder because it would permit shareholders to assess the thoroughness and completeness of the Company’s efforts to canvass the market for potential merger candidates.

54. In the Background of the Offer section at page 8, paragraph three states:

Also on October 29, 2010, a representative of Jeffries called Mr. Graves to confirm that Chesapeake was interested in discussing a potential acquisition of Bronco. The representative of Jeffries also confirmed that Company A was similarly interested in a potential acquisition of Bronco that would involve, as consideration, stock of Company A at a potential premium of no more than 15% to the then current trading price of Bronco’s common stock, which had closed on October 28, 2010 at $4.26 per share, due to the disparity in trading multiples of Company A and Bronco.

55. Further disclosures are required about the nature of Jeffries relationship with Company A and Chesapeake at this time. This information would be material to a reasonable shareholder because it would allow a shareholder to determine whether Jeffries suffered from any potential conflict of interest and whether Company A’s interest was thoroughly pursued.

56. In the Background of the Offer section at page 8, paragraph five states:

On November 4, 2010, the Bronco Board convened at a regular quarterly meeting. The Bronco Board was informed of the conversations that had taken place thus far with Jeffries and representatives of Chesapeake and Company A. Among other things, the Bronco Board discussed the potential that further discussions might yield an acceptable offer for Bronco and authorized management to engage in further discussions that might result in an opportunity to enhance stockholder value.

57. Further disclosures are required regarding what “other things” the Board discussed at this time. For example, did the Board discuss engaging in an auction process at this time? This information would be material to a reasonable shareholder because it would permit shareholders to assess the thoroughness and completeness of the Company’s efforts to canvass the market for potential merger candidates.

58. In the Background of the Offer section at page 8, paragraph eight states:

On November 10, 2010, Messrs. Harrison, Graves, and Dubberstein of Bronco and Mr. Matthew S. Porter, Chief Financial Officer of Bronco, met with Aubrey McClendon, Chesapeake’s Chairman of the Board and Chief Executive Officer, Domenic J. Dell’Osso Jr., Chesapeake’s Chief Financial Officer, and other representatives of Chesapeake’s management and Jefferies, at which meeting they discussed Bronco’s business, rig fleet and initiatives to reduce its indebtedness, including Bronco’s strategic divestiture of some of its drilling rigs that were not suited to horizontal drilling in domestic shale plays. At the meeting, discussions ensued regarding additional financial and operational information that Chesapeake would require before it could establish a value for Bronco.

59. Further disclosures are required regarding whether Bronco’s strategic divestiture was an ongoing initiative of Bronco’s or was it done at the direction or suggestion of Chesapeake. Also, more disclosures are required regarding what additional financial and operational information Chesapeake needed before it could establish a value for Bronco. This information would be material to shareholders to determine whether the Company was favoring a transaction with Chesapeake. It is also material for shareholders to have the necessary information in order to establish a value for Bronco.

60. In the Background of the Offer section at page 9, paragraph three states:

During November 2010, representatives of Bronco met or contacted various commercial banks regarding refinancing Bronco’s senior secured credit facility. In conjunction with Bronco’s strategic divestiture of certain drilling rigs that were not suited to horizontal drilling in domestic shale plays, Bronco intended to acquire or construct advanced drilling rigs. To support those efforts, Bronco sought to improve the terms and availability of borrowings under its senior credit facility, first by approaching its existing lender and subsequently by approaching various commercial banks. Ultimately these efforts proved unsuccessful.

61. Further disclosures are required to explain whether Bronco’s timing of the negotiations for refinancing are in response to a problem or whether these negotiations were conducted in the ordinary course of business. This information would be material to a reasonable shareholder to determine whether this factor was a reason Bronco entered into the Proposed Transaction with Chesapeake.

62. In the Background of the Offer section at page 9, paragraph five states in part:

Later the same day, a special meeting of the Bronco Board was convened to discuss Chesapeake’s proposal. Mr. Harrison advised the board among other things, that Company A had expressed interest in a potential acquisition of Bronco in a transaction involving stock of Company A at a potential premium of no more than 15% over the current trading price of Bronco’s common stock, but he advised the Bronco Board that there had been no recent progress in those discussions.

63. Further disclosures are required as to whether Harrison had followed up with Company A after Jeffries represented on October 29, 2010 that Company A was interested in a potential acquisition or whether Harrison actually advised the Board that Jeffries represented that Company A was interested in a potential acquisition. This clarification would be material to a reasonable shareholder to understand the true nature of the discussions with Company A.

64. In the Background of the Offer section at page 9, it states in the last sentence of the fifth paragraph, “Among other things, Mr. Treadwell provided an overview of the Bronco Board’s fiduciary duties under the circumstances and outlined Bronco’s potential alternatives to a negotiated transaction with Chesapeake.”

65. Further disclosures are required regarding what potential alternatives were discussed and what values were ascribed to each alternative to a negotiated transaction with Chesapeake. This information would be material to a reasonable shareholder because it would permit shareholders to assess the thoroughness and completeness of the Company’s efforts to canvass the market for potential merger candidates.

66. In the Background of the Offer section at page 9, it states in the sixth paragraph the following:

The Bronco Board reviewed the two-year financial projections for Bronco prepared by management and the assumptions underlying the projections and risks associated therewith, the value of Bronco and the risks associated with Bronco’s efforts to execute its business plan.

67. Further disclosures are required regarding when the two year projections were prepared and for what purpose. Also whether these projections were an update to previous projections and whether they were provided to Chesapeake and/or Company A. Further disclosures are also required which would enumerate and explain the assumptions underlying the projections and the risks associated therewith as well as the risks associated with Bronco’s efforts to execute it business plan. Absent such information, a reasonable shareholder cannot assess the fairness of the Offer Price or make any accurate determination of the intrinsic value of the Company.

68. In the Background of the Offer section at page 10, the first paragraph includes the following:

… Mr. Porter provided the board with an overview of the financial position of Bronco, business, drilling contract durations and day rates, expectations of customers, and management’s financial projections for Bronco. The discussion also involved micro and macro economic trends affecting Bronco and its industry, current and anticipated oil and gas prices and other effects on demand for drilling rigs, including potential federal and state regulation of hydraulic fracturing, and the risks of executing Bronco’s business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program, and Bronco’s ability to secure drilling contracts. Bronco’s board and management again discussed the risks to Bronco’s business in pursuing a transaction and in expanding discussions to involve additional parties for similar sorts of transactions.

69. Further details are required about each of the highlighted items discussed by the Board as mentioned above. All of this information is material for a reasonable shareholder to assess the fairness of the Offer Price or make any accurate determination of the intrinsic value of the Company.

70. In the Background of the Offer section at page 10, the last paragraph states:

The Bronco Board also questioned management and Johnson Rice regarding the possibility of other potential transactions. Management and Johnson Rice then reviewed prior discussions and negotiations that had occurred with a variety of potential strategic and financial buyers, none of which had progressed beyond preliminary discussions. Both management and Johnson Rice advised the Bronco Board that based on their knowledge of the industry, Bronco’s peers and financial investors, they did not believe it likely that a strategic or financial buyer would emerge with an interest in a business combination transaction with Bronco at a premium in excess of that offered by Chesapeake, in conjunction with which Johnson Rice outlined its views as to the strategic considerations that prompted Chesapeake’s interest in Bronco.

71. Further disclosures are required to describe the efforts to contact potential merger candidates, including but not limited to, the number of candidates contacted and when, how those candidates were identified, and whether those candidates were “strategic” or “financial” buyers. Also, disclosures are required to support, with objective evidence, management’s and Johnson Rice’s assertion that they did not believe it likely that another buyer would emerge at a higher price than Chesapeake. Finally, disclosures are required to describe what the strategic considerations were that prompted Chesapeake’s interest in Bronco. Absent such information, a reasonable shareholder cannot assess the thoroughness and completeness of the Company’s efforts to canvass the market for potential merger candidates.

72. In the Background of the Offer section at page 11, paragraph one states:

The Bronco Board again discussed the risks and timing associated with executing Bronco’s business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program and Bronco’s ability to secure drilling contract.

73. Further disclosures are required to explain the risks and timing associated with Bronco’s business plan. This information would be material to a reasonable shareholder to help determine the fairness of the Offer Price and the intrinsic value of the Company.

74. In the Background of the Offer section at page 11, paragraph five states:

Prior to and subsequent to Chesapeake’s termination of discussions, Johnson Rice initiated conversations with several industry participants to assess their interest in engaging in a strategic transaction with Bronco.

75. Further disclosures are required to describe the efforts to contact potential merger candidates, at whose direction those conversations took place, how many candidates were contacted, when they were contacted, how they were identified, and whether they were “strategic” or “financial.” This information would be material to a reasonable shareholder to determine whether the Company engaged in a thorough and complete effort to canvass the market for potential merger candidates.

76. In the Background of the Offer section at page 11, paragraph seven states:

In late 2010 and early 2011, Bronco’s management began to explore the potential for an equity offering to further improve Bronco’s finances and provide funding for its new build rig program. However, Bronco’s ability to issue shares of common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for shares of common stock) at a consideration per share that is less than 95% of the market price of Bronco’s common stock is limited by the terms of a warrant issued in conjunction with Bronco’s entry into the senior credit facility, and the holder of the warrant decline Bronco’s requests for a waiver of this provision, as a consequence of which Bronco’s management ultimately determined that it was impracticable to move forward with an equity offering.

77. Further disclosures are required to explain exactly why Bronco was “limited” in its ability to issue shares of common stock in an equity offering and why Bronco would want to sell shares at less than 95% of the market price of its common stock. Absent this information, a reasonable shareholder is left to speculate as to the reasons underlying the Company’s determination for the necessity or advisability of pursuing the Proposed Transaction.

78. In the Background of the Offer section at page 12, Paragraph three states, “From March 31, 2011 through April 11, 2011, Jeffries requested from Johnson Rice certain additional financial and operating data for Bronco, which was supplied by Johnson Rice and Bronco’s management.”

79. Further disclosures are required concerning what additional financial and operating data was requested. This information is material to a reasonable shareholder to determine the fairness of the Offer Price and the intrinsic value of the Company.

80. In the Background of the Offer section at page 12, paragraph 4 states in part:

On April 4, 2011, Mr. Harrison received a letter from Mr. McClendon indicating that Chesapeake remained interested in a potential acquisition of Bronco and that, based upon the increase in Bronco’s share price since Chesapeake’s initial proposal, it had revisited its valuation metrics and was prepared to offer $11.00 per Share in cash, representing an approximate 14% premium to the thirty day average market price of Bronco’s common stock and a 45% premium to the ninety day average price.

81. Further disclosure should be made to indicate that the $11.00 per share offer was a discount of 2.8% to the previous day’s close of $11.32 per share. Absent this information a reasonable shareholder is left without the complete picture of the significance of the Offer Price.

82. In the Background of the Offer section at page 12, paragraph six states:

The Bronco Board reviewed with management and Johnson Rice the possibility of other potential transactions. Management and Johnson Rice reviewed potential strategic buyers as well as discussions that had occurred with potential strategic and financial buyers, up to and including informal discussions within the last few weeks and months. None of these conversations had progressed beyond preliminary discussions, and because these parties were not interested in transactions at lower relative valuations for Bronco, management and Johnson Rice expressed their opinion that it was unlikely that strategic or financial buyers would emerge with an interest in a business combination transaction with Bronco at a premium in excess of that offered by Chesapeake. The Bronco Board discussed the Company’s prospects if it were to remain independent and the risks and timing associated with executing its business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program, and Bronco’s ability to secure drilling contracts. The Bronco Board and management discussed the risks to Bronco’s business in pursuing a transaction and in expanding discussions to involve additional parties to seek a superior transaction.

83. Further discussions are required to allow shareholders to determine whether a thorough canvassing of potential buyers was conducted. Thus, disclosures are required concerning what discussions were held with potential buyers, when they were held and what is meant by there being no interest at “lower relative valuations” for Bronco. Also disclosures are required which explain the basis for the opinion of management and Johnson Rice that it was unlikely that buyers would emerge at a premium in excess of that offered by Chesapeake. In addition, disclosures are required to describe what the prospects are for Bronco if it remained independent. Also the risks and timing associated with executing its business plan and the risks to Bronco’s business in pursuing a transaction and in expanding discussions to involve additional parties all needs to be disclosed. This information is material to a reasonable shareholder to determine whether the Company engaged in a thorough and complete process to canvass the market for potential merger candidates. Also absent this information, a reasonable shareholder is left to speculate as to the reasons underlying the Company’s determination for the necessity or advisability of pursuing the Proposed Transaction.

84. In the Background of the Offer section at page 12, the last paragraph states in part that “The Bronco Board was advised that Bronco’s stock price was trading substantially above its historical and peer company averages on various metrics and that over time it was expected to return to historical multiples.”

85. Further disclosures are required to explain why Bronco’s various metrics were trading substantially above average and why was it expected that those metrics would return to historical multiples. This information is material to a reasonable shareholder to determine the fairness of the Offer Price and the intrinsic value of the Company.

86. In the Background to the Offer section at page 15, paragraph three should read “Also in the afternoon on April 14, 2011” rather than April 14, 2010.

B.	The Disclosure Documents Fail to Provide Adequate Information Concerning Johnson Rice’s “Fairness Opinion”

87. The 14D-9 also fails to disclose all of the underlying methodologies, key inputs and multiples relied upon and observed by Johnson Rice who served as financial advisor to the Company on the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses preferred by Johnson Rice and relied upon by the Board in recommending the Proposed Transaction to Bronco shareholders. In particular the 14D-9 is deficient and should provide inter alia, the following:

(a) In the Selected Companies Analysis, the criteria used to select the six companies and the median observed pricing multiples for each of the companies;

(b) In the Selected Transactions Analysis, each of the selected transactions should be disclosed including the effective date of the transaction, the target and the acquirer. In addition the criteria used to select the transactions should be disclosed and the range of observed multiples for the selected transactions;

(c) In the Discounted Cash Flow Analysis, who determined the operating margins should increase or decrease by 10% in the management projections for the “high” case and the “low” case and why is that an appropriate sensitivity range should be disclosed;

(d) In the Discounted Cash Flow Analysis, whether any growth is embedded in the assumptions used for projections in years 2013-2015 and who decided to use these assumptions.

(e) In the Discounted Cash Flow Analysis, the underlying details of the weighted cost of capital and what discount rate was used in the analysis;

(f) In the Research Analyst Price Targets, the range of values and the mean and median values should be disclosed and the basis for selecting a 10% and a 20% discount rates in the analysis; and

(g) In Other Analysis, the details of what Johnson Rice reviewed and the conclusions reached.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES

AGAINST THE INDIVIDUAL DEFENDANTS

88. Plaintiff repeats and re-alleges each allegation set forth herein.

89. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Bronco. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the value of their investment in Bronco.

90. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to take steps to maximize the value of Bronco to its public shareholders; and

(c) they have agreed to terms in connection with the Merger Agreement that favor Chesapeake and deter alternative bids.

91. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will deprive the Class of its fair proportionate share of Bronco’s valuable assets and businesses, to the irreparable harm of the Class.

92. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ wrongful actions threaten to inflict.

SECOND CAUSE OF ACTION

AGAINST BRONCO, CHESAPEAKE ENERGY CORPORATION AND MERGER SUB FOR

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

93. Plaintiff repeats and re-alleges each allegation set forth herein.

94. Defendants Bronco, Chesapeake Energy Corporation and Merger Sub, by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

95. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Bronco, Chesapeake Energy Corporation and Merger Sub who, therefore, have aided and abetted such breaches in the proposed sale of Bronco to Chesapeake.

96. As a result of the unlawful actions of defendants Bronco, Chesapeake Energy Corporation and Merger Sub, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive value for Bronco’s assets and business. Unless the actions of defendants Bronco, Chesapeake Energy Corporation and Merger Sub are enjoined by the Court, defendants Bronco, Chesapeake Energy Corporation and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

97. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action and designating plaintiff as Class representative and its counsel as counsel for the Class;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C. To the extent the Proposed Transaction is consummated before the entry of this Court’s final judgment, rescinding it and setting it aside or awarding to plaintiff and the Class rescissory damages;

D. Imposing a constructive trust, in favor of plaintiff and the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

E. Awarding compensatory damages in favor of plaintiff and the Class against all defendants for all losses and damages suffered as a result of defendants’ wrongdoing alleged herein, in an amount to be determined at trial, together with interest thereon;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 29, 2011	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar. No. 2810)
OF COUNSEL:		919 N. Market Street, Suite 1401
Citizens Bank Center
RYAN & MANISKAS, LLP		P.O. Box 1070
Katharine M. Ryan		Wilmington, DE 19899-1070
Richard A. Maniskas		(302) 656-4433
995 Old Eagle School Rd., Ste. 311
Wayne, PA 19087		Attorneys for Plaintiff
(P) 484-588-5516
(F) 484-450-2582